UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

SIAM IMPORTS, INC.
(Name of Small Business Issuer in its charter)

Nevada	73-1668122
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Suite 1801- 1 Yonge Street Toronto, Ontario, Canada M5E 1W7
(Address of principal executive offices)

Issuer’s telephone number:  (416) 214-3492

Securities to be registered under section 12(b) of the Act:

Title of Each Class to be so registered	Name on each exchange on which each class is to be registered

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share

 Forward Looking Statements

Some of the statements contained in this Form 10-SB that are not historical facts are “forward-looking statements” which can be identified by the use of terminology such as “estimates,” “projects,” “plans,” “believes,” “expects,” “anticipates,” “intends,” or the negative or other variations, or by discussions of strategy that involve risks and uncertainties.  We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses.  No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.  Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended.  As we have not registered our securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to us.

Part I

Item 1.  Description of Business

Business Development

We were incorporated in the State of Nevada on May 27, 2003, under the name Siam Imports, Inc.  We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the United States Securities and Exchange Commission.  Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

We have never been party to any bankruptcy, receivership or similar proceeding, nor have we undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Since our formation, our efforts had been devoted primarily to startup and development activities, which include the following:

1.

Formation of the Company and obtaining start-up capital,

2.

Locating potential suppliers in Asia,

3.

Designing and programming a preliminary website,

4.

Contacting potential distribution companies in North America and

5.

Attending trade shows to begin generate name recognition.

Business of Issuer

Principal Products and Principal Markets

Our goal is to import products from Asia that our management considers unique and desirable.  In light of the current financial economic situation in Southeast Asia, goods available for export are relatively inexpensive.  Wages in countries like Indonesia, Thailand, Malaysia and Vietnam are significantly lower than those in North America; therefore, products manufactured overseas are typically a fraction of the cost of products manufactured domestically.

We intend to import and distribute various Southeast Asian gifts, skin products, house wares, furniture and decorative items to the North American marketplace.  It is our intent to begin distributing these products in the Canadian consumer market, with an initial focus on the Toronto region in Ontario, Canada.  If we are able to sell our inventory at a price greater than the cost of those goods, we plan to expand into the United States market.  We have not begun to accumulate an inventory of these items, nor have we identified a distributor to bring these products to market.  Such products include:

1.

Stainless steel, handcrafted cutlery that is heat-forged:  The 18/8 stainless steel cutlery is made using a traditional Thai technique involving forging the metal in a wooden charcoal fire.  The pieces are available in either a naturally oxidized finish, giving a rustic appearance, or a polished finish, giving a sophisticated shine.  There are different styles to choose from, with new styles being added on a regular basis.  There is a variety of pieces ranging from basic tableware to soup ladles, serving pieces, napkin rings and candle sticks.

2.

Thai silk products:  These hand-woven, 100% raw Thai silk scarves and shawls are available in multiple colors, some plain and some with local ethnic patterns.  All silk products are handmade and feature open weave.  These raw silk scarves are yarn dyed and almost transparent.

3.

Wall hangings:  Completely hand woven and embroidered from Thai silk, these wall hangings were traditionally worn as scarves.  Recently discovered by foreigners, these wall hangings are becoming popular as decorative accents.  No two are alike, and colors and patterns follow traditional tribal designs.

4.

Thai style coffee tables made from teakwood:  These unique solid pieces of furniture have the traditionally styled curved legs and are available in a number of different styles and sizes.

5.

Mango wood products:  These unique creations are hand-crafted mango wood products designed by Thai artisans.  There is an assortment of vases in thin-walled tapered vessels that are durable, yet delicate in design, as well as bowls in a variety of shapes and sizes.

6.

Skin care and beauty products:  These products utilize exotic and natural ingredients, ranging from hand-made soap to soap scrubs, lip balms, body lotions and aromatic oils.

Distribution Methods of Our Products

During our initial at least 12 months of operations, we do not intend to undertake any mass marketing or advertising efforts.  Our current focus is to sell our products to retail businesses.  Thus, we believe that business recognition of our brand during our development stage is essential to establishing our base of operations.  We expect to rely primarily on the direct sales efforts of our management to reach retail outlets.

In addition to our direct marketing efforts, we have established a website at www.siamimportsinc.com.  This website will be used to communicate exclusively with business customers and to showcase a catalog of the products we intend to carry.

We seek to complement the offerings of retailers.  Our management expects to market individual products to retailers based upon the marketability of the specific product and the range of items being sold by particular retailers.  For instance, we seek to target boutique-type kitchen stores to carry our stainless steel cutlery.  Similarly, skin care and beauty products will be sold to beauty salons and department stores.

Competitive Business Conditions and the Issuer’s Competitive Position

We expect to encounter significant competition in our attempts to distribute our products.  Such competition may consist of vying for space on retail shelves, placement in catalogs and for attention on the Internet.  We also believe that we compete with other importers for supplies of similar products or to obtain preferable pricing terms from suppliers.

We believe that the principal competitive factors pervading our market include:

1.

Breadth and depth of products offerings,

2.

Cost of goods to be sold and wholesale pricing policies,

3.

Quality of service and

4.

Relationships with retailers and suppliers.

The consumer goods market is characterized by rapid shifts in consumer demand and tastes, as well as competitive pressures, resulting in both price and demand volatility.  The demand for any particular product may vary from time to time, based largely upon changes in consumer preferences and general economic conditions, such as consumer expenditures for non-durable items.  Our operations will also be subject to supply volatility, which occurs as competitors enter or leave the market.

Our potential competitors have longer operating histories, longer client relationships and greater financial, management, sales and other resources than we do.  To the extent we are unable to acquire supplies or retail distribution relationships, our future operating performance could be materially and adversely affected.

Government Approval of Principal Products or Services

To the best of our management’s knowledge, our products do not require government licensing or approval.

Effect of Existing or Probable Government Regulations

Our management does not believe that any existing or probable government regulations could impact our business.  However, we could be indirectly affected if our independent suppliers fail to operate in compliance with applicable laws and regulations.  We do not control any potential vendors or their labor practices.  The violation of labor or other laws by an independent supplier, or the divergence of such a supplier’s labor practices from those generally accepted as ethical in the United States, could result in adverse publicity for us and could reduce sales of our products.

Employees

We do not have any employees.  Instead, we presently rely on the efforts of our directors and executive officers.  We believe that our operations are currently on a small scale that is manageable by these individuals.

Reports to Security Holders

Annual Reports

We intend to deliver annual reports to security holders and the United States Securities and Exchange Commission on Form 10-KSB in accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, as amended.  Such annual reports will include audited financial statements.

Periodic Reports with the SEC

As of the date of this registration statement, we have not been filing periodic reports with the SEC.  However, the purpose of this registration statement is to become a fully reporting company on a voluntary basis.  Hence, we will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

Availability of Filings

You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 2.  Management’s Plan of Operation and Analysis of Results of Operations and Financial Condition

We were incorporated on May 27, 2003, and have not yet begun our planned principal operations.  Our efforts to date have focused primarily on start-up and development activities.  Specifically, we have done the following in pursuit of our business plan:

1.

Obtained office facilities in Toronto, Canada;

2.

Applied for applicable business licenses;

3.

Obtained capital through sales of our common equity;

4.

Locating potential suppliers in Asia and purchased sample products to evaluate potential marketability;

5.

Designing and programming a preliminary website at www.siamimportsinc.com;

6.

Contacting potential distribution companies in North America; and

7.

Attending trade shows to begin generate name recognition among the retail community.

Our management believes that our accumulated deficit of $14,445 as of March 31, 2004 represents all of our expenditures to develop the necessary operating infrastructure to conduct our ongoing operations.  We believe that further capital expenditures will be required to purchase and maintain an inventory of goods for distribution.  We currently do not have any products to offer for sale, nor have we entered into relationships with manufacturers to supply us with saleable inventory.  We also do not have contemplated or existing distribution relationships.

Our revenues will be significantly dependent upon sales of our products.  Sales growth in the next 12 months is important to provide us with cash flow to meet our operating expenses.  However, we have not yet begun to accumulate inventory nor have we distributed any products to retailers.  As a result, we cannot guarantee that we will generate sufficient sales to cover our financial obligations.

Since our incorporation, we have raised capital through sales of our common equity.  Please refer to Part II, Item 4 “Recent Sales of Unregistered Securities” on page 13 for information on these issuances.  All told, we raised $40,000 in cash from sales of our common stock.  We believe that our cash on hand as of March 31, 2004 of $30,555 is sufficient to continue operations for the next at least 12 months without significant increases in revenues or additional capital infusions.  However, if our costs of operations increase unexpectedly, we may need to raise additional capital by issuing equity or debt securities in exchange for cash.  There can be no assurance that we will be able to secure additional funds in the future to stay in business.  Our principal accountants have expressed substantial doubt about our ability to continue as a going concern because we have limited operations and have not commenced planned principal operations.

There are no known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on our revenues from continuing operations.  Additionally, we do not believe that our business is subject to seasonal factors.

Our management does not expect to incur costs related to research and development.

We currently do not own any significant plant or equipment that we would seek to sell in the near future.

Our management does not anticipate the need to hire additional full- or part- time employees over the next 12 months, as the services provided by our officers and directors appear sufficient at this time.  We believe that our operations are currently on a small scale that is manageable by a few individuals.  Additionally, our marketing and advertising efforts are mainly conducted via our officers and directors to sell our merchandise directly to retail stores.  We expect to continue to utilize our officers and directors to sell our products for the foreseeable future.

We have not paid for expenses on behalf of any of our directors.  Additionally, we believe that this fact shall not materially change.

Risk Factors

We may be unable to continue as a going concern if we fail to generate sufficient revenues.

We are a development stage entity and have not begun our planned principal operations.  We will not be profitable until we establish a customer base for our products and begin to derive revenues from our sales.  We expect to continue to lose money unless we are able to generate sufficient revenues and cash flows.  There are no assurances that we will be able to generate sales.  If we are unable to generate sufficient revenues and cash flows to meet our costs of operations, we may be forced to cease our business.

We may be unable to continue as a going concern if we fail to obtain additional capital.

We have cash on hand as of March 31, 2004 in the amount of $30,555.  Additional financing might become necessary at some point in the future to maintain or expand our business.  Unfortunately, such financing may not be available on favorable terms, if at all.  Unless we begin to generate sufficient revenues to finance operations as a going concern, we may experience liquidity and solvency problems.  Such liquidity and solvency problems may force us to go out of business if additional financing is not available.

If we are unable to generate market acceptance for our products, we will be unable to generate sufficient revenues to meet our expenses.

Our primary business model is to import and distribute products purchased from South Eastern Asia into North America.  The profit potential of our business model is unproven, and, to be successful, we must, among other things, identify and acquire products that our management believes will be attractive to retailers and, in turn, consumers.  There can be no assurance that any of the products we will distribute will achieve broad market acceptance.  Accordingly, no assurance can be given that our business model will be successful or that we can sustain revenue growth and maintain sufficient gross margins.  Failure to do so may force us to cease our operations.

Changes in consumer preferences could reduce demand for our products.

Any change in consumer preferences could have a material adverse effect on our revenues.  Decisions about the products we intend to offer often are made in advance of consumer acceptance.  Failure to anticipate and respond to changes in consumer preferences and demands could lead to, among other things, low sales results, excess inventories and lower margins.

We are dependent on independent manufacturers for the production of our products.

We do not manufacture any of the products we intend to carry.  We rely upon independent third parties for the design and production of all such products.  The inability of a manufacturer to ship our products in a timely manner or to meet our quality standards could cause us to miss the delivery requirements of our customers for those items.  This could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which will decrease our revenues.  Although we plan to enter into purchase order commitments with specific time frames for delivery, method of payment, design and quality specifications and other standard industry provisions, we do not have long-term contracts with any manufacturer.  In addition, we compete with other companies for the production capacity of independent manufacturers.  Significantly all of these competing companies have substantially greater brand recognition and financial and other resources than we do and thus may have an advantage in the competition for production capacities.

Fluctuations in the availability and cost of products could reduce our profitability.

Our operating results are vulnerable to fluctuations in the cost and availability of the products we may acquire.  We expect that alternate qualified suppliers will be available in the event there are production, delivery or other problems with primary vendors.  However, as we use a foreign currency to purchase our products, fluctuations in exchange rates could adversely affect the competitiveness of the products that we import.  We have no plans to hedge our operations against exchange rate fluctuations and this could make some or all of our products less desirable in the event of unfavorable exchange rate fluctuations.  This, in turn, could reduce our profitability.

We may become dependent upon a limited number of retailers and our revenues may be negatively affected by the loss of any number of such retailers.

At times, we may derive a significant portion of our revenue from a limited number of retail clients.  Our revenues could be negatively affected if we were to lose major clients or if we were to fail to collect a large account receivable.  In addition, many of our retail relationships will be on a per purchase order basis.  As a result, we cannot be assured that any retailer will continue to purchase our products beyond each individual order.  Accordingly, the loss of any retail relationship could adversely impact our business, financial condition and results of operations.

Our management is involved with other business activities, which could reduce the time they allocate to our operations.

Our operations depend substantially on the skills and experience of each of our officers and directors.  Without employment contracts, we may lose any of our officers and directors to other pursuits without a sufficient warning and, consequently, go out of business.

Our officers and directors are each involved in other business activities and may, in the future, become involved in other business opportunities.  If a specific business opportunity becomes available, one or more of these individuals may face a conflict in selecting between Siam Imports and his or her other business interests.  We have not formulated a policy for the resolution of such conflicts.

Fluctuations in the trading price of our common stock could prevent investors from selling their holdings.

The trading price of our common stock could be subject to wide fluctuations in response to variations in quarterly results of operations, the gain or loss of significant customers, changes in earning estimates by analysts, announcements of innovative new products by us or our competitors, general economic conditions, and other events or factors, many of which are beyond our control.  In addition, the stock market has recently experienced extreme price and volume fluctuations which have affected the market price for many companies in industries similar or related to ours, which have been unrelated to the operating performance of these companies.  These market fluctuations in the trading price of our common stock could make it difficult for investors to sell their stock.

Investors may have difficulty liquidating their investment because our common stock is subject to penny stock regulation.

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks.  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system).  The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, customers in our securities may find it difficult to sell their securities, if at all.

Certain Nevada corporation law provisions could prevent a potential takeover, which could adversely affect the market price of our common stock.

We are incorporated in the State of Nevada.  Certain provisions of Nevada corporation law could adversely affect the market price of our common stock.  Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us.  Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors.  Our articles of incorporation and by-laws contain no similar provisions.

Item 3.  Description of Property

Description of Property

Siam Imports, Inc. is a Nevada corporation that has its headquarters in Canada.  Our mailing address is Siam Imports, Inc., Suite 1801 -1 Yonge Street, Toronto, Ontario, Canada M5E 1W7, phone: (416) 214-3492.  The facilities include answering services, fax services, reception area and shared office and boardroom meeting facilities.  We pay approximately $65 per month and the office arrangement is based on a monthly basis.  However, there is no rental agreement at this time.

There are currently no proposed programs for the renovation, improvement or development of the facilities we currently use.  We believe that this arrangement is suitable given the nature of our current operations, and also believe that we will not need to lease additional administrative offices for at least the next 12 months.

Investment Policies

Our management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income.  We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of May 13, 2004 regarding certain information regarding the beneficial ownership of our common stock by:

1.

Each person who is known us to be the beneficial owner of more than 5% of the common stock,

2.

Each of our directors and executive officers and

3.

All of our directors and executive officers as a group.

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse.  No change in control is currently being contemplated.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNER	% OF CLASS

Common Stock	Dennis Eldjarnson, President(1)	500,000	27.78%
Common Stock	Deborah Eldjarnson, Secretary(1)	500,000	27.78%

	Officers and Directors as a Group (2 persons)	1,000,000	55.56%

Footnotes:

(1)

The address of officers and directors in the table is 2312 Woking Crescent, Mississauga, Ontario, Canada L5K 1Z7.

Change in Control

No arrangements exist that may result in a change of control of Siam Imports Inc.

Item 5.  Directors and Executive Officers, Promoters and Control Persons

The following table sets forth certain information with respect to each of our executive officers or directors.

NAME	AGE	POSITION	PERIOD SERVING	TERM
Dennis Eldjarnson	55	President, Treasurer and Director	May 2003-2004	1 year(1)
Deborah Eldjarnson	46	Secretary and Director	May 2003-2004	1 year(1)
Nutjaree Saengjan	31	Vice-President and Director	May 2003-2004	1 year(1)

Footnotes:

(1)

Directors hold office until the next annual stockholders’ meeting to be held in 2004 or until a successor or successors are elected and appointed.

Directors, Executive Officers and Significant Employees

Set forth below are summary descriptions containing the name of our directors and officers, all positions and offices held with us, the period during which such officer or director has served as such, and the business and educational experience of each during at least the last five years:

Dennis Eldjarnson has been the President, CEO, Treasurer, CFO and a Director of Siam Imports since our inception.  Mr. Eldjarnson is a Registered Relocation Specialist and has achieved membership in the "President's Gold Club" and the "100% Club."  From March 2001 to present, Mr. Eldjarnson has been selling real estate as an independent contractor for Royal Lepage Real Estate, Ltd.; a member of the Toronto Real Estate Board in Mississauga, Ontario.  From May 1991 to March 2001, Mr. Eldjarnson had been selling real estate as an independent contractor for Re/Max Realty Specialists Inc.; a member of the Toronto Real Estate Board in Mississauga, Ontario.  Mr. Eldjarnson has previous experience working in the import/export business from 1968 to 1972 in Vancouver, BC, where he imported sculpted art work from the Far East and sold it to department store retailers and local art shops.

Deborah Eldjarnson has been our Secretary and a Director since our inception.  From March 1995 to present, Mrs. Eldjarnson has been employed by the Peel District School Board in the city of Mississauga, Ontario as a teaching assistant.  Mrs. Eldjarnson earned a Bachelor of Arts degree from The University of Toronto in 1978.

Nutjaree Saengjan has been the Vice-President and a Director of Siam Imports since our inception.  From October 1994 to April 2001, she was employed by Lancome, a cosmetics company located in Bangkok, Thailand, in various capacities including sales, purchasing and administrative positions.  From July 1993 to October 1994, she was employed by Elizabeth Arden, a cosmetics company located in Bangkok, Thailand, in sales.  From February 1992 to July 1993, she was employed by Thai Tanning and Leather, a leather manufacturing company in Bangkok, Thailand, as an executive assistant.  From January 1990 to February 1992 she was employed by Revlon, a cosmetics company located in Bangkok, Thailand, in sales.  Ms. Saengjan has attended various sales and marketing conferences and seminars in Phuket, Chiang Mai and Pattaya, Thailand.

Family Relationships

Deborah Eldjarnson, our Secretary and a Director of Siam Imports, Inc., is the wife of Dennis Eldjarnson, our President, CEO, CFO, Treasurer and a Director.

Deborah Eldjarnson is the sister in law of Nutjaree Saengjan, Vice-President and a Director of our company.

Item 6.  Executive Compensation

Remuneration of Directors, Executive Officers and Significant Employees

We do not have employment agreements with our executive officers.  We have yet to determine the appropriate terms needed for the creation of employment agreements for our officers.  There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity.  We plan to have these agreements completed by the beginning of the next year.  We have no proposal, understanding or arrangement concerning accrued earnings to be paid in the future.  In the meanwhile, none of our executive officers have been drawing salaries since they were appointed to their positions.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation
	----------------------------				-----------------------------------------------------
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($)

Dennis Eldjarnson	2004	-	-	-	-	-	-	-
President	2003	-	-	-	-	-	-	-

Deborah Eldjarnson	2004	-	-	-	-	-	-	-
Secretary	2003	-	-	-	-	-	-	-

Nutjaree Saengjan	2004	-	-	-	-	-	-	-
Vice-President	2003	-	-	-	-	-	-	-

Directors’ Compensation

We have no formal or informal arrangements or agreements to compensate our directors for services they provide as directors of our company.

Employment Contracts and Officers’ Compensation

Since our incorporation, we have not entered into employment agreements with any of our officers, directors or employees.  Any future compensation to be paid to these individuals will be determined by our Board of Directors, and employment agreements will be executed.  We do not currently have plans to pay any compensation to our officers or directors until such time as we are cash flow positive.

Stock Option Plan And Other Long-term Incentive Plan

We currently do not have existing or proposed option/SAR grants.

Item 7.  Certain Relationships and Related Transactions

On May 27, 2003, we issued a total of 1,000,000 shares of Common Stock to our officers and directors.  The shares were issued in exchange for cash in the amount of $5,000.

Item 8.  Description of Securities

Our authorized capital stock consists of 25,000,000 shares of common stock, par value $.001 per share.  As of May 13, 2004, we had 1,800,000 shares of common stock outstanding.  The following summary discusses all of the material terms of the provisions of our common stock and preferred stock as set forth in our "Articles of Incorporation" and bylaws.

Common Stock

As a holder of our common stock:

1.

You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

2.

You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

3.

You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

4.

You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

5.

Your shares are fully paid and non-assessable.  Additionally, there is no cumulative voting for the election of directors.

Anti-Takeover Provisions

Our charter and by-laws allow us to authorize and issue preferred or common stock with designations and rights that our Board of Directors may determine at their discretion to create voting impediments or to frustrate persons seeking to effect a merger or to otherwise gain control of our company.

Additionally, the anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Revised Statutes apply to Siam Imports, Inc.  The Nevada law prohibits us from merging with or selling our company or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired our shares, unless the transaction is approved by our Board of Directors.  The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity.  These provisions could delay, defer or prevent a change in control of our company.  Our articles and by-laws do not contain similar provisions.

Part II

Item 1.  Market for Common Equity and Related Stockholder Matters

Market Information

Our common stock is currently traded on the Pink Sheets under the stock ticker symbol “SIMP.”  As of the date of this report, trading volume in our stock has not yet developed.  We have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

Shares Available Under Rule 144

There are currently 1,000,000 shares of common stock that are considered restricted securities under Rule 144 of the Securities Act of 1933.  All 1,000,000 shares are held by our affiliates, as that term is defined in Rule 144(a)(1).  At the present time, the resale or transfer of the restricted shares of Common Stock is not permissible.  In general, under Rule 144 as amended, a person who has beneficially owned and held “restricted” securities for at least one year, including “affiliates,” may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that do not exceed the greater of (i) one percent of the common stock then outstanding or, (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale.  A person who is not deemed an “affiliate” of our Company and who has beneficially owned shares for at least two years would be entitled to unlimited resales of such restricted securities under Rule 144 without regard to the volume and other limitations described above.

Our officers and directors, possessing approximately 55.56% of our voting common stock, control significantly all of our activities and thus, may affect the determination of whether dividends are paid on to our stockholders.

Holders

As of the date of this prospectus, we have approximately 1,800,000 shares of $0.001 par value common stock issued and outstanding held by approximately 34 shareholders of record.  Our transfer agent is Signature Stock Transfer, Inc., 2301 Ohio Drive – Suite 100, Plano, Texas 75093, phone (972) 612-4120.

C.  Dividends

We have never declared or paid any cash dividends on our common stock.  For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on its common stock.  Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors considers relevant.

Item 2.  Legal Proceedings

We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.  Changes in and Disagreements with Accountants

We have had no disagreements with our independent accountants.

Item 4.  Recent Sale of Unregistered Securities

The following discussion describes all the securities we have sold within the past three fiscal years:

Sales conducted under an exemption from registration provided under Section 4(2)

On May 27, 2003, we issued a total of 1,000,000 shares of our $0.001 par value common stock as founder’s shares to Mr. Dennis Eldjarnson and Mrs. Deborah Eldjarnson, both of whom were and are officers and directors.  Each of these individuals received 500,000 shares.  The shares were issued in exchange for cash in the aggregate amount of $5,000.

We believe that the issuances of our common stock delineated above are exempt from the registration provisions of Section 5 of the Securities Act as such exemption is provided under Section 4(2) because:

1.

None of these issuances involved underwriters, underwriting discounts or commissions;

2.

Restrictive legends are placed on all certificates issued;

3.

The distribution did not involve general solicitation or advertising; and

4.

The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment.  All sophisticated investors were given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

Sales conducted under Regulation D

In September, 2003, we completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada.  We sold 800,000 shares of common stock, par value, at a price of $0.05 per share to approximately 32 investors.  This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act.  In addition, this offering was made on a best efforts basis and was not underwritten.  In regards to the offering closed in September 2003, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 offering:

1.

At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act.  Further, we are not now, nor were we at the time of the offering, considered to be an investment company.  Finally, since inception, we have pursued a specific business plan, and continue to do so.

2.

We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state.  The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale.  In September 2003, we completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 800,000 shares of our common stock to a total of 32 shareholders.  The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

3.

The aggregate offering price for the offering closed in September 2003 was $40,000, all of which was collected from the offering.

Item 5.  Indemnification of Directors and Officers

Pursuant to the provisions of NRS 78.751, we shall indemnify our directors, officers and employees as follows: Every director, officer, or employee of Siam Imports, Inc. shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of Siam Imports or is or was serving at the request of Siam Imports as a director, officer, employee or agent of Siam Imports, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of Siam Imports.  Siam Imports shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of Siam Imports as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

The Articles of Incorporation of the Company provide for every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith.  Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

The Bylaws of the Company provide for indemnification of its directors, officers and employees against all expenses and liabilities as a result of any suit, litigation or other proceedings for damages.  We have further been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities is asserted by an affiliate or our company in connection with the securities being registered, we will submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

(a) Audited Financial Statements as of December 31, 2003

(b) Interim Unaudited Financial Statements as of March 31, 2004

(a)  Audited Financial Statements as of December 31, 2003

CLYDE BAILEY P.C.

________________________________________________________________________________________________

Certified Public Accountant

10924 Vance Jackson #404

San Antonio, Texas 78230

(210) 699-1287(ofc.)

(888) 699-1287 ¨ (210) 691-2911 (fax)

Member:

American Institute of CPA’s

Texas Society of CPA's

Board of Directors

Siam Imports, Inc.

INDEPENDENT AUDITOR’S REPORT

I have audited the accompanying balance sheet of Siam Imports, Inc., a development stage enterprise, as of December 31, 2003 and the related statement of operations, statement of stockholders’ equity, and the statement of cash flows from May 27, 2003 (Inception) to December 31, 2003. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of its operations and its cash flows for the period from May 27, 2003 (Inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has limited operations currently and suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. This is further explained in Note 5 in the notes to financial statements.

/s/ Clyde Bailey

Clyde Bailey P.C.

San Antonio, Texas

April 21, 2004

Siam Imports, Inc.

(A Development Stage Enterprise)

Balance Sheet

As of December 31, 2003

A S S E T S

Current Assets
Total Current Assets	$36,308

Total Assets	$36,308

L I A B I L I T I E S

Current Liabilities
Accrued Expenses	-
Total Current Liabilities	-
Total Liabilities	-

S T O C K H O L D E R S’ E Q U I T Y

Common Stock
25,000,000 authorized shares, par value $.001
1,800,000 shares issued and outstanding	$1,800
Additional Paid-in-Capital	43,200
Accumulated deficit during the development stage	(8,692)
Total Stockholders’ Equity	36,308
Total Liabilities and Stockholders’ Equity	$36,308

See accompanying notes to Financial Statements.

Siam Imports, Inc.

(A Development Stage Enterprise)

Statement of Operations

		From Inception
		(May 27, 2003)
	For the Period Ended	to
	December 31, 2003	December 31, 2003

Revenues:
Revenues	$-	$-
Total Revenues	-	-

Expenses:
Operating Expenses	8,692	8,692
Total Expenses	8,692	8,692
Net loss from Operations	(8,692)	(8,692)

Provision for Income Taxes:
Income Tax Benefit	-	-
Net Loss	$(8,692)	$(8,692)

Basic and Diluted Loss Per Common Share	$(0.01)	$(0.01)

Weighted Average number of Common Shares	1,363,303	1,363,303

See accompanying notes to Financial Statements

Siam Imports, Inc.

(A Development Stage Enterprise)

Statement of Cash Flows

		From Inception
		(May 27, 2003)
	For the Period Ended	to
	December 31, 2003	December 31, 2003

Cash Flows from Operating Activities:
Net Income (Loss)	$(8,692)	$(8,692)
Accounts Payable	-	-
Net Cash Provided from Operating Activities	(8,692)	(8,692)

Cash Flows from Investing Activities:
Other Assets	-	-
Net Cash Used in Investing Activities	-	-

Cash Flows from Financing Activities:
Common Stock	45,000	45,000
Net Cash Provided from Financing Activities	45,000	45,000

Net Increase in Cash	36,308	36,308

Cash Balance, Begin Period	-	-
Cash Balance, End Period	$36,308	$36,308

Supplemental Disclosures:
Cash Paid for interest	$-	$-
Cash Paid for income taxes	$-	$-

See accompanying notes to Financial Statements

Siam Imports, Inc.

(A Development Stage Enterprise)

Statement of Stockholders’ Equity

As of December 31, 2003

				Deficit
				Accumulated
		$0.001	Paid-in	During the	Stockholders’
	Shares	Par Value	Capital	Development Stage	Equity

Balance, May 27, 2003	-	$-	$-	$-	$-

May 27, 2003 -
Stock Issued for Cash	1,000,000	1,000	4,000	-	5,000

September 23, 2003 -
Stock Issued for Cash – 504 Offering	800,000	800	39,200	-	40,000

Net Income (Loss)	-	-	-	(8,692)	(8,692)

Balance, December 31, 2003	1,800,000	$1,800	$43,200	$(8,692)	$36,308

See accompanying notes to Financial Statements

Siam Imports, Inc.

Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies

Organization

Siam Imports, Inc. (“the Company”) was incorporated under the laws of the State of Nevada on May 27, 2003 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 25,000,000 authorized shares with a par value of $.001 per share and with 1,800,000 shares issued and outstanding as of December 31, 2003. The Company’s year end for accounting purposes will be December 31.

Development Stage Enterprise

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Federal Income Tax

The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No.  109, “Accounting for Income Taxes”, which requires an asset and liability approach to calculating deferred income taxes.  The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Accounting Method

The Company’s financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Siam Imports, Inc.

Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies (con’t)

Earnings per Common Share

The Company adopted Financial Accounting Standards (SFAS) No. 128, “Earnings Per Share,” which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of checking accounts and money market funds.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable and payable, accrued and other current liabilities and current maturities of long-term debt approximate fair value due to their short maturity.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations".  SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No.

Siam Imports, Inc.

Notes to Financial Statements

Recent Accounting Pronouncements (con’t)

143 is effective for fiscal years beginning after June 15, 2002.  The Company does not expect that there will be a material impact from the adoption of SFAS No. 143 on its financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".  SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. It supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for  Long-Lived  Assets To Be Disposed  Of", and the  accounting  and  reporting provisions of Accounting  Principles Board Statement  ("APB") 30, "Reporting the Results of  Operations  -  Reporting  the  Effects of Disposal of a Segment of a Business,  and  Extraordinary,  Unusual and  Infrequently  Occurring  Events and Transactions", for the disposal of a segment of a business.  The Company is required to adopt SFAS No. 144 on October 1, 2002.  The Company does not expect that the adoption of SFAS No. 144 will have a material effect on its financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145   requires   the   classification   of  gains  and  losses   from extinguishments  of debt as  extraordinary  items  only  if  they  meet  certain criteria  for such  classification  in APB No.  30,  "Reporting  the  Results of Operations,  Reporting  the Effects of Disposal of a Segment of a Business,  and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions". Any gain or loss on extinguishments of debt classified as an extraordinary item in prior periods that does not meet the criteria must be reclassified to other income or expense.  These provisions are effective for fiscal years beginning after May 15, 2002.  Additionally, SFAS No. 145 requires sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback   transactions.   These lease provisions   are effective for transactions occurring after May 15, 2002.  The Company does not expect the adoption of SFAS No. 145 to have a material effect on its financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities".  SFAS No. 146 replaces "Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)".  SFAS No. 146 requires companies to recognize  costs  associated  with  exit or  disposal  activities  when they are incurred  rather than at the date of a commitment  to an exit or disposal  plan. Examples of costs covered by the standard  include lease  termination  costs and certain  employee  severance  costs that are  associated  with a  restructuring, discontinued operation,  plant closing, or other exit or disposal activity.  SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.  The Company does not expect the adoption of SFAS No. 146 to have a material effect on its financial position, results of operations or cash flows.

Siam Imports, Inc.

Notes to Financial Statements

Note 2  -  Common Stock

A total of 1,000,000 shares of stock were issued pursuant to a stock subscription agreement for $0.005 per share for a total of $5,000 to the original officers and directors.

In September 2003, a Rule 504 offering was completed whereby 800,000 shares of common stock were issued at $.05 per share for a total of $40,000. The funds are to be used to purchase inventory, expenses and working capital.

Note 3  -  Related Parties

The Organization has no significant related party transactions and/or relationships with any individuals or entities.

Note 4 – Income Taxes

Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate.  Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The Company’s previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes. The Company’s material temporary differences consist of bad debt expense recorded in the financial statements that is not deductible for tax purposes and differences in the depreciation expense calculated for financial statement purposes and tax purposes.

Note 5  -  Going Concern

The Company’s financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs that raise substantial doubt about its ability to continue as a going concern. The stockholders/officers and or directors have committed to advancing operating costs of the Company interest free to insure that the Company has enough operating capital over the next twelve months.

Note 6  -  Subsequent Events

There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

(b)  Interim Unaudited Financial Statements as of March 31, 2004

Siam Imports, Inc.

(A Development Stage Enterprise)

Balance Sheet

As of March 31, 2004

(Unaudited)

	March 31	December 31
	2004	2003
A S S E T S

Current Assets
Cash	$30,555	$36,308
Total Current Assets	30,555	36,308
Total Assets	$30,555	$36,308

L I A B I L I T I E S

Current Liabilities
Loan Payable	-	-
Total Current Liabilities	-	-
Total Liabilities	-	-

S T O C K H O L D E R S’ E Q U I T Y

Common Stock	1,800	1,800
25,000,000 authorized shares, par value $.001
1,800,000 shares issued and outstanding
Additional Paid-in-Capital	43,200	43,200
Deficit accumulated during the development stage	(14,445)	(8,692)
Total Stockholders’ Equity	30,555	36,308
Total Liabilities and Stockholders’ Equity	$30,555	$36,308

See accompanying notes to Financial Statements.

Siam Imports, Inc.

(A Development Stage Enterprise)

Statement of Operations

(Unaudited)

		From Inception	From Inception
		(May 27, 2003)	(May 27, 2003)
	3 Months Ended	to	to
	March 31, 2004	December 31, 2003	March 31, 2004

Revenues:
Revenues	$-	$-	$-
Total Revenues	-	-	-

Expenses:
Operating Expenses	5,752	8,692	14,445
Total Expenses	5,752	8,692	14,445
Net loss from Operations	(5,752)	(8,692)	(14,445)

Provision for Income Taxes:
Income Tax Benefit
Net Loss	$(5,752)	$(8,692)	$(14,445)

Basic and Diluted Loss Per Common Share	$(0.00)	$(0.01)	$(0.01)

Weighted Average number of Common Shares	1,800,000	1,363,303	1,491,909

See accompanying notes to Financial Statements

Siam Imports, Inc.

(A Development Stage Enterprise)

Statement of Stockholders’ Equity

(Unaudited)

				Deficit
				Accumulated
		$0.001	Paid-in	During the	Stockholders’
	Shares	Par Value	Capital	Development Stage	Equity

Balance, May 27, 2003	-	$-	$-	$-	$-

May 27, 2003 -
Stock Issued for Cash	1,000,000	1,000	4,000	-	5,000

September 23, 2003 -
Stock Issued for Cash – 504 Offering	800,000	800	39,200	-	40,000

Net Income (Loss)	-	-	-	(8,692)	(8,692)

Balance, December 31, 2003	1,800,000	$1,800	$43,200	$(8,692)	$36,308

Net Income (Loss)	-	-	-	(5,752)	(5,752)

Balance March 31, 2004	1,800,000	$1,800	$43,200	$(14,445)	$30,555

See accompanying notes to Financial Statements

Siam Imports, Inc.

(A Development Stage Enterprise)

Statement of Cash Flows

(Unaudited)

		From Inception	From Inception
		(May 27, 2003)	(May 27, 2003)
	3 Months Ended	to	to
	March 31, 2004	December 31, 2003	March 31, 2004

Cash Flows from Operating Activities:
Net Income (Loss)	$(5,752)	$(8,692)	$(14,445)
Accounts Payable	-	-	-
Net Cash Used in Operating Activities	(5,752)	(8,692)	(14,445)

Cash Flows from Investing Activities:
Other Assets	$-	$-	$-
Net Cash Used in Investing Activities	-	-	-

Cash Flows from Financing Activities:
Sales of Common Stock	$-	$45,000	$45,000
Net Cash Provided from Financing Activities	-	45,000	45,000

Net Increase in Cash	(5,752)	36,308	30,555

Cash Balance, Begin Period	$36,308	$-	$-
Cash Balance, End Period	$30,555	$36,308	$30,555

Supplemental Disclosures:
Cash Paid for interest	$-	$-	$-
Cash Paid for income taxes	$-	$-	$-

See accompanying notes to Financial Statements

Siam Imports, Inc.

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Organization

Siam Imports, Inc. (“the Company”) was incorporated under the laws of the State of Nevada on May 27, 2003 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 25,000,000 authorized shares with a par value of $.001 per share and with 1,800,000 shares issued and outstanding as of March 31, 2004. The Company is in its development stage and has little or no operating revenues or expenses.

Financial Statement Presentation

The consolidated unaudited interim financial statements of the Company as of March 31, 2004 and for the three months ended March 31, 2004, included herein have been prepared in accordance with the instructions for Form 10QSB under the Securities Exchange Act of 1934, as amended, and Article 10 of Regulation S-X under the Securities Act of 1933, as amended.  The December 31, 2003 Consolidated Balance Sheet was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim consolidated financial statements.

In the opinion of management, the accompanying consolidated unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 2004, and the results of their operations for the three months ended March 31, 2004, the period from inception (May 27, 2003) to December 31, 2003, and the period from inception (May 27, 2003) to March 31, 2004, and their cash flows for the same periods.

The results of operations for such periods are not necessarily indicative of results expected for the full year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2003 and related notes included in the Company’s Form 10-SB filed with the Securities and Exchange Commission

Development Stage Enterprise

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Siam Imports, Inc.

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies (con’t)

Earnings per Common Share

The Company adopted Financial Accounting Standards (SFAS) No. 128, “Earnings Per Share,” which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Note 2 - Common Stock

A total of 1,000,000 shares of stock were issued pursuant to a stock subscription agreement for $0.005 per share for a total of $5,000 to the original officers and directors.

In September 2003, a Rule 504 offering was completed whereby 800,000 shares of common stock were issued at $.05 per share for a total of $40,000. The funds are to be used to purchase inventory, expenses and working capital.

Note 3 - Related Parties

The Organization has no significant related party transactions and/or relationships any individuals or entities.

Part III

Item 1.  Index to Exhibits

Exhibit Number	Name and/or Identification of Exhibit

3	Articles of Incorporation & By-Laws
a. Articles of Incorporation of the Company filed May 27, 2003
b. By-Laws of the Company adopted May 27, 2003.

23	Consent of Experts and Counsel
Consents of independent public accountants

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SIAM IMPORTS, INC.
(Registrant)

Sign:	/s/ Dennis Eldjarnson	Date:	July 6, 2004
Print:	Dennis Eldjarnson	Position:	President, CEO and CFO